Item 7
 BlackRock Advisors, LLC*
 BlackRock Asset Management Canada Limited
 BlackRock Financial Management, Inc.
 BlackRock Fund Advisors*
 BlackRock Institutional Trust Company, National Association
 BlackRock Investment Management (UK) Limited
 BlackRock Investment Management, LLC
 BlackRock Japan Co., Ltd.
 HPS Investment Partners, LLC
 SpiderRock Advisors, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.